

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Mr. Dennis Zeitler
Senior Vice President – Finance,
 Principal Financial and Accounting Officer
Mine Safety Appliances Company
MSA Corporate Center
1000 Cranberry Woods Drive
Cranberry Township, Pennsylvania 16066

> **Re: Mine Safety Appliances Company**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-15579**

Dear Mr. Zeitler:

    We have completed our review of your filings and do not have any further comments at
this time.

                                        Sincerely,

                                        Jeff Jaramillo
                                        Accounting Branch Chief